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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 065275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Channel Point Partners**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4551 Glencoe Avenue Suite 140
(No and Street)

Marina Del Rey California 90292
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey R DiCarlo (949) 717-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 2 6 2010

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

Washington, DC 110

9221 Corbin Avenue Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. DiCarlo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Channel Point Partners, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CA
County of Orange
Subscribed and sworn to (or affirmed) to before me this 6 day of Jan, 2010 by DL proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Janice Duffek
Notary Public

Signature

President
Title


JANICE DUFFEK
Commission # 1648920
Notary Public - California
Orange County
My Comm. Expires Mar 3, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Channel Point Partners Corporation:

We have audited the accompanying statement of financial condition of Channel Point Partners Corporation (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Channel Point Partners Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Channel Point Partners Corporation
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	2,912
Receivable from related party		2,214
Property and equipment, net		16,138
Prepaid expense		290
Other assets		7,564
Total assets	$	29,118

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	12,434
Payroll taxes payable		6,246
Income taxes payable		3,276
Total liabilities		21,956
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 10,000 shares issued and outstanding		100,000
Additional paid-in capital		1,681,324
Accumulated deficit		(1,774,162)
Total stockholder's equity		7,162
Total liabilities and stockholder's equity	$	29,118

The accompanying notes are an integral part of these financial statements.

Channel Point Partners Corporation
Statement of Operations
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 408
Consulting	50,000
Total revenues	50,408
Expenses	
Employee compensation and benefits	137,033
Commissions	128,456
Communication and data processing	4,347
Occupancy expense	71,583
Other operating expenses	140,549
Total expenses	481,968
Net income (loss) before income tax provision	(431,560)
Income tax provision	800
Net income (loss)	$ (432,360)

The accompanying notes are an integral part of these financial statements.

Channel Point Partners Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2008	$ 100,000	$ 1,399,472	$ (1,341,802)	$ 157,670
Proceeds from paid-in capital	-	281,852	-	281,852
Net income (loss)	-	-	(432,360)	(432,360)
Balance at December 31, 2009	$ 100,000	$ 1,681,324	$ (1,774,162)	$ 7,162

The accompanying notes are an integral part of these financial statements.

Channel Point Partners Corporation
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (432,360)
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Depreciation expense	$ 4,034	
(Increase) decrease in assets:		
Receivable from related party	(2,214)	
Receivables from representative	115,956	
Prepaid expense	(290)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(686)	
Payroll taxes payable	6,246	
Income taxes payable	1,676	
Total adjustments		124,722
Net cash provided by (used in) operating activities		(307,638)
Cash flow from investing activitie		
Purchase of property and equipment	(2,962)	
Net cash provided by (used in) in investing activities		(2,962)
Cash flow from financing activities:		
Proceeds from additional paid-in capital	281,852	
Net cash provided by (used in) financing activities		281,852
Net increase (decrease) in cash		(28,748)
Cash at beginning of year		31,660
Cash at end of year		$ 2,912

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Channel Point Partners Corporation
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Channel Point Partners Corporation (the "Company") was originally incorporated in the State of California on March 29, 2002, as Diversified Global Capital Group, Inc. On January 30, 2008, the Company amended its name to Channel Point Partners Corporation. The Company is registered as a broker–dealer with the Securities and Exchange Commission (the "SEC") in the business of securities brokerage and investment counseling. The Company is a wholly owned subsidiary of Diversified Global Capital Holding, LLC (the "Parent"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements (See Note 5).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The Company has advertising and marketing cost of $18,000 at December 31, 2009.

Channel Point Partners Corporation
Notes to Financial Statements
December 31, 2009

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Computer equipment	$	46,197	3
Furniture and equipment		51,771	5
		97,968	
Less: accumulated depreciation		(81,830)	
Property and equipment, net	$	16,138	

Depreciation expense for the year ended December 31, 2009, was $4,034.

Note 3: INCOME TAXES

The income tax provision for the year ended December 31, 2008 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $106,900 that will expire as following:

	Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$	374,097	2022
	328,575	2023
	180,228	2024
	86,660	2025
	79,299	2026
	653,161	2027 & thereafter
$	1,702,020	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: OCCUPANCY EXPENSE

The Company moved into a new office space on May 28, 2008, pursuant to a lease agreement that will expire on July 14, 2011. The rental payments for the office space are currently $6,003 per month. For the year ended December 31, 2009, occupancy expense consists of $71,853 in office rent.

Note 5: SUBSEQUENT EVENT

Subsequent to the Company's year end, but prior to the issuance of these financial statements, the Company withdrew its registration with the SEC and its membership from FINRA.

Note 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is in arbitration with a broker and former employee who claims he is owed monies by the firm. The firm has filed a counter claim, and is seeking other damages. The Company believes it will prevail in both matters. These financial statements contain no adjustments for any potential results of these claims.

Going-Concern

The Company had very little activity for the year ended December 31, 2009 and was also inactive the previous two years. This inactivity has resulted in substantial operating losses which bring into question the Company's ability to continue as a going concern on its own. To provide needed liquidity, the Parent will continue to capitalize the Company to fund its continuing operations. In addition, the Company, with the assistance of its Parent, is currently exploring possible avenues for cutting expense and other options for revenue streams.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

SFAS/ASC No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Channel Point Partners Corporation
Notes to Financial Statements
December 31, 2009

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had a negative net capital of ($19,044) which was $24,044 in deficit of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($21,956) to net capital was not applicable, as the Company had no net capital which is greater than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,677 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ (17,367)
Adjustments:		
Accumulated deficit	$ (121,667)	
Non-allowable assets	119,990	
Total adjustments		(1,677)
Net capital per audited statements		$ (19,044)

Channel Point Partners Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Common stock	$ 100,000	
Additional paid-in capital	1,681,324	
Accumulated deficit	(1,774,162)	
Total stockholder's equity		$ 7,162
Less: Non-allowable assets		
Receivable from related party	(2,214)	
Property and equipment, net	(16,138)	
Prepaid expense	(290)	
Other assets	(7,564)	
Total non-allowable assets		(26,206)
Net deficit		(19,044)
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,464	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Deficit net capital		$ (24,044)
Ratio of aggregate indebtedness to net capital	N/A : 1	

There was a difference of $1,677 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 9.

Channel Point Partners Corporation
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Channel Point Partners Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Channel Point Partners Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Channel Point Partners Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

See independent auditor's report

Channel Point Partners Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Channel Point Partners Corporation:

In planning and performing our audit of the financial statements of Channel Point Partners Corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants
Northridge, California
February 24, 2010

Channel Point Partners Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009